OMB APPROVAL
                                                           OMB NUMBER 3235-0058
                                                          EXPIRES: MAY 31, 1997
                                                       Estimated average burden
                                                      hour per response....2.50

                                                                        0-11480

                                                                   CUSIP NUMBER
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):
       Form 10-K      Form 20-F      Form 11-K   X  Form 10-Q      Form N-SAR
   ---            ---            ---            ---            ---

   For Period Ended:  June 30, 2000
   [  ]  Transition Report on Form 10-K
   [  ]  Transition Report on Form 20-F
   [  ]  Transition Report on Form 11-K
   [  ]  Transition Report on Form 10-Q
   [  ]  Transition Report on Form N-SAR
   For the Transition Period Ended:_________________________________________

   Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   ----------------------------------------------------------------------------
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

         CELLEX BIOSCIENCES, INC.


Former Name if Applicable


         ---------------------------------


Address of Principal Executive Office (Street and Number)

         8500 Evergreen Blvd
         Coons Rapids, MN 55433

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

On August 3, 2000 we wrote to Ms. Kate Nix at EDGAR requesting an extension of the continuing hardship exemption granted to us on January 7, 2000.

Our request was denied on August 8, 2000. We immediately filed form TH allowing six days to file the Form 8-K/A on EDGAR. Our limited resources have been devoted to that filing at the expense of our 10Q filing for the period ended June 30,2000. We respectfully request a 12b-25 extension to our filing of the 10Q due today.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Thomas F. Belleau             201                   816-8900
               ----------------------------------------------------------------
               (Name)                     (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
      filed? If answer is not, identify report(s),   X  Yes    No
                                                    ---     ---



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?                  Yes        X   No
                                   ---            ---

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


      Date: August 14, 2000       By: /s/ Thomas F. Belleau
            ---------------           ------------------------------------------
                                      Thomas F. Belleau, Chief Financial Officer